

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 6, 2016

George R. Oliver
Chief Executive Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork, Ireland

> **Re:** **Tyco International plc**
> **Form 10-K for Fiscal Year Ended September 25, 2015**
> **Filed November 13, 2015**
> **File No. 001-13836**

Dear Mr. Oliver:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications